UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FirstCity Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33761X107

(CUSIP Number)

James T. Sartain

6400 Imperial Drive

Waco, Texas 76712

(254) 761-2800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 1995

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33761X107

1.	Names of Reporting Persons James T. Sartain

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 658,478(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 658,478(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,478(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.29%

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes (a) 574,878 shares of common stock held directly by Mr. Sartain, (b) 10,100 shares of common stock held in the name of Mr. Sartain’s son and (c) 73,500 shares of common stock that may be acquired upon exercise of presently exercisable stock options.

Item 1.	Security and Issuer

This Schedule 13D is filed by Mr. James T. Sartain, relative to the common stock, par value $0.01 per share (the “Common Stock”), of FirstCity Financial Corporation, a Delaware corporation (“FirstCity” or the “Issuer”). The principal executive offices of FirstCity are located at 6400 Imperial Drive, Waco, Texas 76712.

Item 2.	Identity and Background

(a)   The name of the person filing this Schedule 13D is James T. Sartain (the “Reporting Person”).

(b)   The Reporting Person’s address is 6400 Imperial Drive, Waco, Texas 76712.

(c)   The Reporting Person is the President and Chief Executive Officer of FirstCity, located at 6400 Imperial Drive, Waco, Texas 76712.

(d) and (e)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)    The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 223,894 shares of Common Stock reported herein pursuant to the merger of J-Hawk Corporation with and into FirstCity Bancorporation of Texas, Inc., the predecessor to the Issuer, on July 3, 1995. As a result of the merger, shares of common stock of J-Hawk Corporation, including shares held by the Reporting Person, were exchanged for shares of common stock of the surviving entity, FirstCity Bancorporation of Texas, Inc., whose name was changed to FirstCity Financial Corporation. Since 2002, the Reporting Person has acquired (1) 66,769 shares of Common Stock through the exercise of stock options granted by the Company (net of 33,231 shares of Common Stock tendered by the Reporting Person for consideration of the stock option exercise prices); (2) 13,056 shares of Common Stock granted by the Company to the Reporting Person as compensation under its restricted stock plan; (3) 112,950 shares of Common Stock in exchange for 37,650 shares of the Company’s New Preferred Stock held by the Reporting Person through the Company’s tender exchange offering in December 2002; (4) and 25,000 shares of Common Stock purchased in the open market for approximately $170,000 from personal funds. From 1996 to 2001, the Reporting Person also acquired a net aggregate of 143,309 shares through open market purchases for cash at market prices, through the exercise of stock options granted by the Company, and various other methods. From time to time, the Reporting Person has also sold shares of Common Stock in open market transactions and gifted shares of Common Stock in private transactions.

Item 4.	Purpose of Transaction

The Reporting Person acquired shares of the Issuer’s Common Stock for investment because he believed that the Common Stock, when acquired, represented an attractive investment opportunity.  The Reporting Person serves as the President and Chief Executive Officer and as a Director of the Issuer.  As the President and Chief Executive Officer and a director, the Reporting Person may be deemed to possess the direct or indirect power to direct or cause the direction of the management and policies of the Issuer.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Person intends to review his investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, strategy and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Common Stock or selling some or all of his Common Stock, participating in an acquisition of the Issuer, engaging in pledging, short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)    The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page herein.

(b)   Number of shares as to which the Reporting Person has:

(i)    sole power to vote or to direct the vote:  See Item 7 on the cover page hereto.

(ii)   shared power to vote or to direct the vote:  See Item 8 on the cover page hereto.

(iii)  sole power to dispose or to direct the disposition of:  See Item 9 on the cover page hereto.

(iv)  shared power to dispose or to direct the disposition:  See Item 10 on the cover page hereto.

All percentages set forth in this statement are based on 10,375,590 shares of Common Stock, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2011.

(c)    Transactions by the Reporting Person in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions:  None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships, (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2011
Date
/s/ James T. Sartain
James T. Sartain

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).